Exhibit 99.7

Lufax Announces Changes of Directors and Senior Management

SHANGHAI, Feb. 17, 2026 /PRNewswire/ – Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced leadership transitions and new appointments to its Board of Directors and senior management.

Mr. Yong Suk Cho (“Mr. Cho”) will step down as Chief Executive Officer and resign from his position as executive Director of the Board upon the expiration of his contract on March 31, 2026, due to family and personal considerations. The Board has appointed Mr. Xiang Ji (“Mr. Ji”), currently the Co-Chief Executive Officer of the Company, as Chief Executive Officer and as an executive Director of the Board, effective April 1, 2026. Mr. Cho will support Mr. Ji in ensuring a smooth transition and handover.

Mr. Yonglin Xie (“Mr. Xie”) and Ms. Xin Fu (“Ms. Fu”) will resign from their positions as non-executive Directors of the Board effective February 17, 2026. The Board has appointed Ms. Fangfang Cai (“Ms. Cai”) and Mr. Peifeng Li (“Mr. Li”) as new non-executive Directors, effective February 18, 2026.

Mr. Cho, Mr. Xie and Ms. Fu have each confirmed they have no disagreement with the Board and there is no matter that needs to be brought to the attention of the Shareholders. The Company extends its sincere appreciation to Mr. Cho, Mr. Xie and Mr. Fu for their significant contributions during their respective tenures. The Board would like to express its warmest welcome to Ms. Cai, Mr. Li and Mr. Ji on their respective appointment.

Ms. Fangfang Cai, aged 52, is an executive director of Ping An Group since July 2014. She joined the Ping An Group since 2007 and currently acts as non-executive director of a number of controlled subsidiaries within Ping An Group, including Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty, Ping An Bank Co., Ltd. and Ping An Healthcare and Technology Co., Ltd.. Ms. Cai successively held the positions of a Vice General Manager and the General Manager of the Remuneration Planning and Management Department of the Human Resources Center of Ping An Group from October 2009 to February 2012, and served as the Vice Chief Financial Officer and General Manager of the Planning Department of Ping An Group from February 2012 to September 2013, the Vice Chief Human Resources Officer of Ping An Group from September 2013 to March 2015, and the Chief Human Resources Officer of Ping An Group from March 2015 to April 2023. Prior to joining Ping An Group, Ms. Cai served as the consulting director of Watson Wyatt Consultancy (Shanghai) Ltd. and the audit director on the financial industry of British Standards Institution Management Systems Certification Co., Ltd. Ms. Cai obtained a master’s degree in accounting from the University of New South Wales, Australia.

Mr. Peifeng Li, aged 52, has been the general manager of the finance department of Ping An Group since February 2023. Prior to that, Mr. Li has held various senior management positions in the Ping An Group, including the general manager of the treasury department of Ping An Group from November 2021 to February 2023, the general manager of finance department of Ping An Real Estate Co., Ltd. from April 2015 to October 2021, the general manager of finance department of Ping An Trust Co., Ltd. from May 2009 to April 2015 and the assistant to the general manager of finance department and vice general manager of finance department of Ping An Group from June 2006 to April 2009. Mr. Li obtained a master’s degree in economics from Southwestern University of Finance and Economics in June 1998. Mr. Li has been a PRC certified accountant since August 1998.

Mr. Ji, aged 43, possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. Ji has held senior management positions in several subsidiaries of the Group, including the chairman and legal representative of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd., and Jinjiong (Shenzhen) Technology Service Co., Ltd. since January 2026 and December 2025, respectively. Mr. Ji served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. Ji provided post-investment service and project management service to various institutions in the United Kingdom. Mr. Ji obtained a master’s degree in business management from INSEAD in December 2013, a master’s degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor’s degree in communication engineering from Beijing Information Science and Technology University in June 2005.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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